December 31, 2008

BY FAX AND U.S. MAIL

Lisa M. Proch
AVP & Senior Counsel
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

> Re: Hartford Life & Annuity Ins. Co. Separate Account VL II
>   Initial Registration Statement on Form N-6
>   File Nos. 333-155092; 811-07273
>
>   Hartford Life Insurance Co. Separate Account VL II
>   Initial Registration Statement on Form N-6
>   File Nos. 333-155096; 811-07271

Dear Ms. Proch:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on November 5, 2008 and November 6, 2008, respectively. The registration statements received a full review. Based on our review, we have the following comments. (Page numbers refer to the courtesy black-lined copy provided by the registrant.)

1. **Summary of Benefits and Risks (pp. 44-5)**

   Please consider briefly describing the optional supplemental benefits in the Summary of Benefits and Risks section of the prospectus.

2. **Fee Tables (pp. 5-9)**

   With regard to the Cost of Insurance Charges, please revise the footnote reference as footnote 1 appears to apply to a different charge. Also, please confirm supplementally that the charges listed for the first policy year is the greatest charge for all policy years. In addition, please confirm supplementally that only the 2001 CSO tables will be used in connection with the contracts.

3. **Annual Fund Operating Expenses (pp. 10-15)**

   a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

   b. Please confirm supplementally that the range of portfolio expenses reflect gross fees.

c. Please disclose which of the investment options are funds of funds (*e.g.*, Fidelity VIP Freedom 2010, 2020 and 2030 portfolios) and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

d. Investment Company Fees and Expenses

   i. Please round the fund data to the nearest hundredth of a percent, as per item 3, instr. 1(a) of Form N-1A.

   ii. Please remove the reflection of any contractual waivers which expire less than one year from the effective date of this registration statement. These waivers can be described in the footnote, but not reflected in the table. *E.g.*, notes 1, 2, 4, 5, 6, 18, 19, 20, and 25.

   iii. Please remove note 17 as it will not be applicable as of the date this registration date becomes effective.

   iv. Please remove note 28 as it is not specific to the funds which reference it.

4. **About Us (p. 16)**

   Please include disclosure responsive to item 4(b) of Form N-6.

5. **Voting Rights (p. 22) and Fixed Account (p. 23)**

   Please define the terms "1940 Act" and "1933 Act".

6. **Fees We Receive from Funds and related parties (p. 23)**

   Please clarify whether the insurer receives any 12b-1 fees from any funds underlying a fund of funds. Please also update the list of entities referred to in the third paragraph to reflect participants as of the end of this year.

7. **Deductions from Account Value (p. 24 – 25)**

   a. As per Item 5(a) of Form N-6, please explain what is provided in consideration for the following charges: Cost of Insurance charge, Mortality and Risk Expense charge and Monthly per $1,000 charge.

   b. With regard to the Cost of Insurance charge, please confirm that the higher cost of insurance associated with substandard risks is reflected in the maximum charge listed in the fee table.

8. **Can you transfer from one Sub-Account to another (p. 26)**

   Please clarify the expression "phases of your policy".

9. **LifeAccess Accelerated Benefit Rider (p. 30)**

Please define the term "Chronically Ill" and uncapitalize the term "Licensed Health Care Practitioner"

10. **Overloan Protection Rider (p. 30)**

   a. Please disclose the benefit to the investor of exercising the rider. Presumably the rider operates to protect the investor against an adverse outcome or situation. Please describe that adverse outcome or situation (*e.g.*, is the rider's purpose to avoid tax liability?).

   b. Please explain what the "reduced death benefit" is under this rider.

   c. Please describe the terms and limitations of the rider in the prospectus.

   d. Please explain how this rider operates in greater detail.

   e. Please explain how this rider affects other benefits under the contract. If other benefits terminate under this rider, can they be reinstated?

   f. Please provide an example of the operation of the Overloan Protection Rider.

11. **Guaranteed Minimum Accumulation Benefit Rider ("GMAB") (pp. 30 – 31)**

   a. The prospectus states that the benefit under the rider will be at least your premiums paid. Please clarify whether premium payments refer to "gross premiums" or "net premiums".

   b. Please define the term "Benefit Amount" and describe how it is determined.

   c. Withdrawals:

      i. Please clarify how withdrawals impact the Cumulative Rider Premium, if at all.

      ii. Please clarify whether policy fees which reduce your Account Value are considered to be Withdrawals under the rider.

      iii. Please include a cross-reference to the example of how withdrawals affect rider benefits.

      iv. Please put the third paragraph on page 31, and the first paragraph on page 32, in bold.

   d. Please describe with specificity the investment restrictions imposed on the GMAB rider. Also, please describe whether notice will be provided regarding any change in the investment restrictions.

   e. Please explain how this rider affects other benefits under the contract.

      f.   Please include an example of how the GMAB rider operates.

12. Guaranteed Paid-Up Death Benefit Rider ("GDB") (pp. 31-32)

    a.   The prospectus notes that the Benefit Date is "typically the last day of [the] No-Lapse Guarantee Period. The prospectus also notes that this benefit is only available for owners aged 60 or less and in the summary notes that this period will last at least a number of years equal to the 75 minus the owner's age at issue, which is at least 15 years. This appears to mean that the monthly rider premium must be paid for at least 15 years before the benefit of a paid up policy is available. Please revise this section to make this clear.

    b.   Please explain supplementally whether Hartford would contact the policy owner at the end of the Rider Guarantee Period providing what would be the paid-up death benefit as well as the owner's current policy value, or whether it is the obligation of the policy owner to seek out such information and exercise his rights under the rider.

    c.   Please clarify what "decreases" refers to in the first bullet point. Please also clarify how much of a "rider benefit reduction" results from a given withdrawal.

    d.   Please define the terms "Benefit Amount" and "1035 premium".

    e.   Please clarify the second bullet point for plain English.

        i.   Please explain the reference to "2001 CSO", and how it affects the Net Single Premium. Also, will the 2001 CSO table be provided to the policy owner?

       ii.   Please state more clearly that the Net Single Premium accrues interest at 5% per year.

    f.   Withdrawals

        i.   Please clarify how withdrawals impact the Cumulative Rider Premium, if at all.

       ii.   Please clarify, as the "Additional information about how withdrawals and face amount reductions will impact the benefits of the GMAB and the GDB Riders" section suggests, that withdrawals cause a premium reduction.

      iii.   Please include a cross-reference to the example of how withdrawals affect rider benefits.

    g.   Please describe with specificity the investment restrictions imposed on the GMD rider. Also, please describe whether notice will be provided regarding any change in the investment restrictions.

h. Please explain supplementally whether the Rider Cumulative premium is greater than, or less than the Cumulative No-Lapse Guarantee Premium and whether the rider's benefit date always extends longer than the No-Lapse Guarantee Period.

i. Please explain how this rider affects other benefits under the contract.

j. Please include an example of how the GMD rider operates.

13. **Additional information about how withdrawals and face amount reductions will impact the benefits of the GMAB and the GDB Riders (p. 32-33)**

a. To the extent practical, please simplify the presentation of the RiderBenefitReduction and RequiredPremiumReduction formulas.

b. Please explain the use of the subscript "t". If it is not necessary to the reader's understanding of the formula, please remove it.

c. Please explain the term "Reductions" with more detail.

d. Examples:

   i. Please consider using round numbers, to the extent possible, to make the examples less intimidating to the reader.

   ii. Please consider breaking the example into two distinct examples, one showing the effects of a withdrawal, and a second example showing the Decrease Transaction.

   iii. Please explicitly state whether these examples would operate in the same fashion under the GDB rider. If not, please show additional examples showing the operation of the formulas under the GDB rider.

14. **Series and Class Identifiers**

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

15. **Powers of Attorney**

Please include new Powers of Attorney that specifically describe these registration statements by name or '33 Act file number as per Rule 483(b).

16. **Guarantees and Support Agreements**

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

17. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

18. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products